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                                    Exhibit D

                          Transition and Stabilization

                                      V7.0


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DOCUMENT INFORMATION

  Project Manager:                  Gil Tal

  Customer Project                  Na'ama Halperin
  Manager:

  Prepared by:                                             Consolidation

  Document Version No.              V 6.0

  Preparation Date:                 16.09.2003


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INDEX
    DOCUMENT INFORMATION................................................   1
    DOCUMENT INFORMATION................................................   2
1         INTRODUCTION.................................................    4
    1.1   DEFINITIONS...................................................   4
2         TRANSITION PHASE.............................................    6
    2.1   GENERAL.......................................................   6
    2.2   OPERATIONAL TRANSFER..........................................   6
    2.2.1    TRANSFER OPERATIONS ACTIVITIES FROM CUSTOMER TO HP-OMS.....   6
    2.2.2    HP-OMS DAY 1 OPERATION.....................................   7
    2.2.3    REQUEST FOR SERVICE DURING TRANSITION PHASE................   9
    2.2.4    DEFINE STANDARDIZATION POLICY..............................  10
    2.2.5    ESTABLISH HP-OMS REGIONAL SUPPORT CENTERS (RSC)............  11
    2.2.6    ESTABLISH HP-OMS MONITORING & CONTROL CENTER (MCC).........  11
    2.3   GAPS UPGRADE..................................................  12
    2.3.1    BACKUP SOLUTION COMPANY WIDE...............................  13
    2.3.2    ANTIVIRUS STABILIZATION....................................  14
    2.3.3    CONNECT UNCONNECTED CUSTOMER SITES TO CUSTOMER'S NETWORK     15
    2.3.4    TECHNOLOGY GAPS PER CUSTOMER SITE .........................  17
    2.4   SECURITY COMPLIANCE...........................................  18
    2.4.1    SECURITY SERVICES .........................................  18
    2.4.2    SECURITY POLICY ...........................................  18
    2.4.3    SECURITY COMPONENTS .......................................  18
    2.5   SOFTWARE LICENSE COMPLIANCE...................................  19
    2.6   HP-OMS'S APPROACH & ASSOCIATED TIMELINES......................  20
3         STABILIZATION PHASE..........................................   21
    3.1   OBJECTIVE.....................................................  21
    3.2   SOLUTION INITIATIVES - GLOBAL PROJECTS........................  21
    3.3   DESCRIPTION OF SOLUTION INITIATIVES...........................  21
    3.3.1   [**] IMPLEMENTATION ........................................  22
    3.3.2    MONITORING AND CONTROL SYSTEM IMPLEMENTATION ..............  22
    3.3.3    WORLDWIDE NETWORK SOLUTION.................................  23
    3.3.4    SOFTWARE DISTRIBUTION SYSTEM IMPLEMENTATION................  25
    3.3.5    [**]
    3.3.6    [**]
APPENDIX B - TIMETABLE..................................................  29
APPENDIX D - PROCEDURES TO BE DEFINED DURING TRANSITION PHASE...........  30
APPENDIX E - LIST OF THIRD PARTIES OUTSOURCERS..........................  34


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1      INTRODUCTION

This Exhibit D is attached to the Master Services Agreement, dated as of [_____________] 2003 by and between HP-OMS and Customer (the "Agreement") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement.

1.1    DEFINITIONS

"TRANSITION" - means the work that must be done to transfer the accountability of all aspects included in the Services from Customer to HP-OMS without interrupting the operation delivery.

"AS-IS LEVEL" means the service level of the Services existing at the Customer Sites immediately prior to the Commencement Date, as described in the Customer Site visit reports, collected by HP-OMS representatives during the Due Diligence phase, and set out in APPENDIX A herein (Tecnomatix Site Reports), subject to any improvement or changes that where made since then by the Customer prior to the commencement date.

"TIMETABLE" has the meaning set out in SECTION 1(3)

"TRANSITION AND STABILIZATION PHASES" has the meaning set out in Section 1.3.

1. The Transition and Stabilization Phases shall commence as of the Commencement Date and shall continue at varying lengths per Customer Site, until the completion of the final Transition Milestone at each applicable Customer Site, as described in the Timetable specified in Appendix B ("Timetable"). Accordingly, the Transition and Stabilization Phases may end at one Customer Site while continuing at another Customer Site, provided, however, that in no event shall the Transition and Stabilization Phases extend later than the ten
   (10) month period following the Commencement Date (the "Transition and Stabilization Phases").

2. During the Transition and Stabilization Phases, HP-OMS will: (i) provide all the Services for a maximum period of the first ten (10) months following the Commencement Date at the "As-Is" Level, provided that HP-OMS shall provide Special Support for all Customer Software; and (ii) perform the transition and stabilization services described in this Exhibit in accordance with the Transition and Stabilization Milestones set out in the Timetable. Upon completion of the Transition and Stabilization Phases at each applicable Site, HP-OMS shall provide the Services at the Service Levels without Credits. After ten (10) month from commencement date, HP-OMS shell provide the Services at the Service Levels including Credits.


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3. During the Transition and Stabilization Phases, HP-OMS will build the
   Services operations, including without limitation, all tools, methodologies and standardizations to enable the provision of the Services in accordance with the Service Levels upon completion of the Transition and Stabilization Phases.

4. At first during the Transition Phase, HP-OMS will provide the Services with no change as they were before Commencement Date. Then, HP-OMS will systematically set up its mode of operations, as described herein, in order to achieve the Service Levels. Changing the mode of operation and providing solutions for agreed gaps will enable HP-OMS to standardize the Service Levels. In addition, HP-OMS shall define the detailed IT business procedures, subject to Customer's written approval.

5. The work during the Transition and Stabilization Phases will be performed in two parallel phases: Transition Phase and Stabilization Phase.


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2      TRANSITION PHASE

2.1    GENERAL

TRANSITION PHASE IS DIVIDED INTO TWO TYPES OF ACTIVITIES:

  o    Operational transfer
  o    Technological gaps closure

2.2    OPERATIONAL TRANSFER

OPERATIONAL TRANSFER INITIATIVES:

  o    Transitioned Employees transfer - according to EXHIBIT F
  o    Transfer operations activities from Customer to HP-OMS
  o    Set up HP-OMS Monitoring& Control Center (MCC)
  o    Set up HP-OMS Regional Support Centers (RSC)
  o    Define support Policy
  o    Define working procedures

2.2.1  TRANSFER OPERATIONS ACTIVITIES FROM CUSTOMER TO HP-OMS

The operational transfer shall be the first part of the Transition Phase. During this phase HP-OMS will:

  o Define (subject to Customer's approval) the support policy and guidelines including but not limited to:

       o  The roles and responsibilities of the MCC
       o  The roles and responsibilities of the RSC
       o  Standardization
       o  Security compliance according to Customer's Security Policy
       o  Software license compliance
       o 3 tiers of support (as described in EXHIBIT B, SECTION 5 (INCIDENT MANAGEMENT))("SUPPORT TIERS")

  o Define (subject to Customer's approval) operational and technical procedures (as described in Appendix D - Procedures to be Defined During Transition Phase)


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  o    Conduct training (HP-OMS-culture, administrative processes & procedures)
       - HP-OMS will train/educate HP-OMS Personnel with all necessary information and details in respect of the Services, including without limitation the working procedures.
  o Create site folder - HP-OMS will create a "Site Folder" for every Customer Site. Each Site Folder will include information similar to the content managed as of the Commencement Date at the Customer Site in Israel. That folder includes:
       o  NT Server Form
       o  Unix Server Form
       o  List of workstations
       o  Network & relationships (Wins, DHCP etc) Diagrams
       o Excel sheet for all names and roles of Customer Site users including names of power users and users who authorized to initiate Emergency Escalation Process
       o  Hardware inventory and users who are the "owners" of the hardware
       o Applications in use at the Customer Site and support procedures for the applications (e.g. installation, troubleshoot, etc.)
       o  Backup and restore procedures
       o  Any relevant procedures for Customer Site operation
  o Ensure that the Baseline Survey and follow-up satisfaction surveys are conducted, in accordance with the terms and conditions of EXHIBIT C
       SECTION 5 (BASELINE INDEPENDENT SURVEYS) of the Agreement.

2.2.2  HP-OMS DAY 1 OPERATION

As of the commencement date:

  i.   [**];

 ii.   [**]

iii. HP-OMS shall take prompt steps to ensure that the third party contractors providing outsourcing services to Customer immediately prior to the Commencement Date, listed in Appendix [E] (the "THIRD PARTY OUTSOURCERS") shall continue to provide such services through HP-OMS at least t for a period of 4 months (Publicom for a period of 6 months), subject to SECTIONS [7] (REQUIRED CONSENTS) AND [5.1B] (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL) of the agreement.


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 IV.   There are Customer's employees who provide support Services prior to
       Commencement Date and those Services are part of HP-OMS scope under this agreement. Some of those employees are included in Exhibit F and some are not. Those employees that are excluded from Exhibit F will continue to provide the same support Services according to the "As Is" description as shown in Appendix A herein. This is until HP-OMS will take operational responsibility to the applicable site and to a period no longer then 10 months.

In the event that, for any reason, HP-OMS fails to contract for the continuing services of the Third Party Outsourcers throughout the Transition and Stabilization Periods and Customer pays for such services directly to the Third Party Outsourcers, Customer shall be entitled to deduct the amount of such payments from the quarterly Target Price invoice from HP-OMS. Such Third Party Outsourcer payments will be limited to the fees payable by the Customer for such Outsourcers as mentioned in the Due Diligence findings and subject to HP-OMS review of the invoice prior the payment. Customer will have the right to deduct such payments as follows:

  o Israel support contractor ("Integrity") - Deduction will be only for a maximum period of up to 4 months if HP-OMS failed to contract for the continuing services
  o Israel security contractor ("Publicom") - Deduction will be only for a maximum period of up to 6 months if HP-OMS failed to contract for the continuing services
  o Italy support contractor (Luigi Maspero) - Deduction will be only for a maximum period of up to 6 months if HP-OMS failed to contract for the continuing services

HP-OMS will prepare a training program for all HP-OMS Personnel (including without limitation the Transitioned Employees) required for the provision of the Services during the Transition and Stabilization Phases, provided that such training will not adversely affect the Customer's daily activities. The training program will include, without limitation:

  o    HP-OMS culture and methodologies
  o    The new support structure (RSC, MCC)
  o    Working procedures
  o    Scope of Work and Services to be provided to the Customer

In connection with all purchase orders issued by Customer prior to the Commencement Date for HP-OMS Hardware, HP-OMS Software and/or Customer Software, HP-OMS shall have the responsibility for (i) providing the Services in connection therewith; and (ii) paying the relevant invoices, if received by Customer or HP-OMS after the Commencement Date (or if not paid by HP-OMS, Customer may pay, after receiving HP-OMS approval, the same and deduct the amount of such payments from the quarterly Target Price invoice from HP-OMS). Such approval will not be withheld without a reasonable cause.


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From and after the Commencement Date, any purchase request will be transferred to HP-OMS to provide procurement services as defined in EXHIBITS A-B, subject to SECTION [11] (CHANGE MANAGEMENT) OF THE AGREEMENT.

2.2.3  REQUEST FOR SERVICE DURING TRANSITION PHASE

During the Transition Phase, HP-OMS will set up its operations of the RSC and the MCC.

Without limiting HP-OMS' obligations to provide the Services in accordance with the Agreement, HP-OMS will ensure that its support engineers and all other relevant HP-OMS Personnel (e.g. Network Engineer, System Administrator, etc.) will learn, understand and gain in depth knowledge about the Customer's work processes and needs. This stage is scheduled to last ninety (90) calendar days as described in the APPENDIX B herein.

HP-OMS shall provide Customer end user support during the Transition and Stabilization Phases and thereafter, in accordance with the following request procedures, depending on the stage at which the request is made:

 POINT AT WHICH SERVICE
REQUEST IS MADE (IN
    DAYS FOLLOWING
   COMMENCEMENT
        DATE)                METHOD FOR CUSTOMER REQUESTS FOR SUPPORT
-----------------------    --------------------------------------------
                                Customer Site in Israel - via syshelp

      1 - 30 DAYS             Customer Sites other than in Israel - AS IS
                                     PRIOR TO COMMENCEMENT DATE

                                         ISRAEL - VIA SYSHELP

       31-90 DAYS             Customer sites other than in israel - via
                                  email to dedicated email address

                                       Israel - Via Ticketing System

      91-150 DAYS             Customer Sites Other Than in Israel - Via
                                 Email to Dedicated Email Address

 151 DAYS - End of Term        All Customer Sites - Via Ticketing System or
                               According to Procedure Defined In EXHIBIT B,


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Piont at which service
  request is Made (in
   days following                Method for Customwe Request for Support
   Commencement
        Date)
                                 SECTION 5.6 (TICKETING SYSTEM MANAGEMENT)

2.2.4  DEFINE STANDARDIZATION POLICY

HP-OMS shall defined standards (for Customer's prior written approval) and then shall standardize the IT Environment in a manner consistent with HP-OMS' obligations to provide the Services in accordance with the Service Levels.

HP-OMS understands the complexity of the Customer's IT Environment and the fact that support of Customer's IT Environment will include support of the following environments:

  o    Office environment; and
  o    Development environment

HP-OMS will define a standard (for Customer's prior written approval) and then standardize for each such environment the HP-OMS Hardware and HP-OMS Software. It will be Customer's responsibility to cooperate with HP-OMS in its efforts to implement the Customer-approved standardization policy in each environment, provided that Customer end users are not prevented or delayed from performing their daily tasks or otherwise adversely affected as a result of such cooperation.

HP-OMS shall bear, and in no case shall Customer incur or be responsible for paying, any additional costs or expenses as a result of HP-OMS' standardization efforts unless the Customer did not purchase enough licenses as defined in
SECTION 2.5 (SOFTWARE LICENSE COMPLIANCE) HEREIN.

For example, if as a result of a new HP-OMS antivirus standard, existing anti-virus software licenses are required to be replaced and purchased at one or more Customer Sites, HP-OMS shall bear all costs and expenses in connection with the purchase, installation and ongoing maintenance and support of such software licenses at the applicable Customer Site(s), in accordance with the Services. For the avoidance of doubt, HP-OMS shall define (with the Customer's prior written approval) the Customer's IT corporate standards (e.g. IT corporate internet browser application for office environment - Netscape or Explorer) and standardize the same in accordance with this Section.


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2.2.5  ESTABLISH HP-OMS REGIONAL SUPPORT CENTERS (RSC)

Regional Support Centers are HP-OMS' 1st tier support arm at the Class 1 Customer Sites. RSCs support Class 1 and Class 2 Customer Sites as described in EXHIBIT B SECTION 5.1, TABLE 2. The RSC will serve as a single point of contact
(SPOC) for Customer end-users.

HP-OMS responsibilities in setting up the RSC will include without limitation:

  o Defining RSC support workflow and working procedures until Monitoring and Control System is operational.
  o Defining escalation process until Monitoring and Control System is operational.
  o    Hiring RSC personnel if required
  o Training the RSC personnel on the defined support workflow and working procedures
  o Publishing the support workflow and escalation process to the Customer end users.

The RSC at the Israeli Customer Site will receive daily/weekly activity reports from RSC personnel prior to the implementation of the Ticketing System. These reports will assist the RSC to control the Customer Site support.

Once the MCC is operative, HP-OMS will update the support workflow and working procedures and the RSC will continue to serve as first tier support to the Customer end users.

2.2.6  ESTABLISH HP-OMS MONITORING & CONTROL CENTER (MCC)

The Monitoring & Control Center (MCC) will be located at the HP-OMS premises in Ra'anana, Israel. The MCC functions will include without limitation, providing the RSC and the Customer global control over the worldwide support process, 2nd and 3rd tier support (as defined in EXHIBIT B, SECTION 5 (INCIDENT MANAGEMENT), and ability to monitor the infrastructure and system administration services.

HP-OMS will install a communication line between the MCC and the Israeli Customer Site that will be used to connect the MCC to the Customer WAN as detailed in SECTION 3.3.3 herein.


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In order to provide support for HP-OMS efficient provision of the Services,
HP-OMS will implement information systems as described in SECTION 3 [STABILIZATION PHASE] herein.

Only authorized HP-OMS Personnel from the MCC will have access to the Customer network.
Until the Transition and Stabilization Phases are finalized, the MCC will provide basic services, including without limitation:

  o    2nd and 3rd Support Tiers for the RSC
  o    NT and Unix system administration
  o    Exchange administration and support
  o    Security Systems (e.g. Firewall) management
  o    Non proactive network monitoring
  o    DBA Services

2.3    GAPS UPGRADE

HP-OMS shall implement and perform projects to address the agreed technology gaps in Customer's infrastructure at the applicable Customer Sites, in accordance with the Timetable, and as specified below and in Exhibit E Appendix D.

HP-OMS RESPONSIBILITIES

  o Consult the Customer on any open technical issues, implement and support the suggested solution for each technology gap upgrade item, as specified in EXHIBIT E, APPENDIX C (THE EXHIBIT E GAPS UPGRADES")
  o Provide the Customer, prior to HP-OMS performing any work, with a separate cost list for all technology gap upgrade items, which are not defined in Exhibit E, Appendix C, for Customer's approval, and implement and support the agreed solution for such technology gap upgrades, as agreed in writing between the parties (such agreed technology gap upgrades and the Exhibit E GAPS UPGRADES COLLECTIVELY, the "gaps upgrades"). customer responsibilities
  o Review and confirm whether it approves of HP-OMS solution design for the Gaps Upgrades

JOINT RESPONSIBILITIES

  o HP-OMS will work with Customer to define a working plan to implement Gaps Upgrades


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GAPS UPGRADE INITIATIVES INCLUDE AMONG OTHER THINGS:

  o    Backup solution company wide
  o    Antivirus stabilization
  o    Technology gaps - Provide solutions per Customer Site
  o    [**]

2.3.1. BACKUP SOLUTION COMPANY WIDE

2.3.1.1    PURPOSE AND BACKGROUND

As discovered during the Due Diligence phase, backup and recovery procedures are not clearly defined and there is no working backup infrastructure for every Customer Site. The Customer Sites locations at which backup and restore systems will be improved, in accordance with the standard backup policy by HP-OMS are:

  o    [**]

HP-OMS shall implement the backup and recovery solution before other major projects, in accordance with the Timetable.

2.3.1.2    OBJECTIVES

The objectives of this project are:

  o    Define backup and recovery procedures
  o    Reliable backup and recovery solutions at all Customer Sites
  o    Improve backup success rate

2.3.1.3    PROJECT SCOPE

The scope of this project is to:

  o    Define backup and restore policy
  o    Analyze and define backup recovery and restore procedures
  o    Design backup solution per Customer Site
  o    Purchase systems and media (tapes)
  o Reconfigure existing systems to comply with HP-OMS backup procedures (Hardware and Software)
  o    Implement Backup and Restore Systems at all Customer Sites
  o Connect the backup systems to the Monitoring and Control System (will be done as part of the Stabilization Phase)
  o Nominate at least two backup operators) per Class 2 Customer Site and train them
  o Create and submit to the Customer, commencing immediately after the implementation of the backup system, weekly and monthly backup success rate reports.


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2.3.1.4    PROJECT ABSTRACT DESCRIPTION

  o Design new/upgraded backup solution based on the existing tools or implementation of new tools
  o    Implementation of the defined solutions at all Customer Sites
  o    Analyze the existing backup and recovery requirements
  o    Analyze roles and responsibilities
  o Design new/changed backup solution based on the existing tools or implementation of new tools
  o    Implementation of the defined solution

2.3.1.5    DELIVERABLES

  o    Backup and restore policy in accordance with the Service Levels
  o    Backup and restore procedures per Customer Site
  o    Document solution design for backup and recovery processes
  o    Operative Backup and restore system per Customer Site
  o    Training kit for backup operators
  o Weekly and monthly backup success rate reports commencing immediately after implementation of the backup system and continuing throughout the Term.

2.3.2  ANTIVIRUS STABILIZATION

2.3.2.1    PURPOSE AND BACKGROUND

As discovered during the Due Diligence phase, Antivirus protection is not installed on all Customer Site servers and workstations and virus update is not always being performed correctly. The survey also discovered that different Antivirus applications are used company wide.

Due to the high security risk of virus intrusion attacks, HP-OMS will deal with this issue as one of the first technology projects (in accordance with the Timetable) to ensure that standard Antivirus on all Customer servers and workstation will be installed and configured and will operate and be supported in accordance with the Service Levels.


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2.3.2.2    OBJECTIVES

The objective of this project is:

  o Provide virus protection for all company computers (Servers and workstations) in accordance with the Service Levels

2.3.2.3    PROJECT SCOPE

The scope of this project is to:

  o    Design new/changed Antivirus solution
  o Purchase missing Antivirus Licenses. If replacing existing licenses not compliant with standard at no cost. If there were no licenses before Commencement Date, on Customer expense.
  o Install Antivirus applications on all Servers and Workstation at all Customer Sites
  o Configure Antivirus applications according to the solution design at all Customer Sites
  o    Verify that updates are done constantly at all Customer Sites
  o    Train support teams on security policy and Antivirus procedures
  o    Communicate the importance of Antivirus updates to end-users

2.3.2.4    PROJECT ABSTRACT DESCRIPTION

  o List all the workstations and the servers that require Antivirus installation/reinstallation/update
  o    Execute changes to necessary computers
  o Update the scanning and update/scan procedure in all the computers: servers every day and workstations every week
  o Monitor servers and workstations to ensure computers are working according to the update/scan procedure

2.3.2.5    Deliverables

  o    Security policy implementation
  o    Antivirus procedures
  o    Document solution design for Antivirus
  o Constant Antivirus updates on all workstations and Servers at all Customer Sites
  o    Training kit for support teams and end-users
  o    Weekly and monthly updates reports for Servers

2.3.3  CONNECT UNCONNECTED CUSTOMER SITES TO CUSTOMER'S NETWORK

2.3.3.1  PURPOSE AND BACKGROUND

In order to provide Services to all Customer's end-users, HP-OMS will use remote control technology. The parties acknowledge that not every Customer Site as of the Commencement Date has a connection to the Customer network. HP-OMS will decide whether or not to connect an unconnected office to the Customer's network, as long as the Service Levels to an unconnected office will be maintained. THE CUSTOMER SITES IN THE FOLLOWING LOCATIONS [WILL BE CONNECTED] TO THE CUSTOMER'S NETWORK NO LATER THEN TEN (10) MONTH AFTER COMMENCEMENT DATE:
Brussels


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2.3.3.2    OBJECTIVES

The objective of this project is:
  o To connect all Customer Sites (not connected as of the Commencement Date) to the Customer network in accordance with the Timetable.

2.3.3.3    PROJECT SCOPE

The  scope of this project is to:

  o Learn and identify the Customer's technology requirements to perform the connection per unconnected Customer Site
  o    Decide on communication method per Customer Site
  o    Order communication lines and relevant equipment
  o    Install security systems according to security policy
  o    Install and configure Customer Sites' systems to enable remote monitoring
  o    Connect the Customer Sites

2.3.3.4    PROJECT ABSTRACT DESCRIPTION

  o    Understand Customer's technology needs
  o Look for suitable technology solution that complies with the Customer global network
  o    Contact network provider to perform the connection
  o    Define working procedures with new connection method
  o    Execute necessary connection of the Customer Sites

2.3.3.5    DELIVERABLES

  o HP-OMS Personnel will be able to support end-users by remote control on a Customer-wide basis
  o    Ability to monitor all Customer infrastructure at all Customer Sites
  o    Ability to perform automatic software distribution to all Customer Sites


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2.3.4  TECHNOLOGY GAPS PER CUSTOMER SITE

2.3.4.1    PURPOSE AND BACKGROUND

The parties acknowledge that each Customer Site has a technology gap, which adversely affects the quality of IT services and the service that the end-users are receiving, and which has a significant impact on the overall Customer IT operation.

This project consists of implementing necessary changes to bring the Customer Sites to a technology level in accordance with the Timetable, which will enable HP-OMS to provide the Services according to the Service Levels. HP-OMS shall perform the technology gaps projects in accordance with a detailed report prepared by HP-OMS based on its analysis of each Customer Site, which report's recommendations are detailed in Exhibit E, Appendix C.

2.3.4.2    OBJECTIVES

The objective of this project is to:

  o    Solve major IT Environment infrastructure issues at Customer Sites

2.3.4.3  Project Scope

The scope of (and HP-OMS' responsibilities under) this project is to:

  o    Define Class 1 Customer Site IT Environment infrastructure standards
  o    Define Class 2 Customer Site IT Environment infrastructure standards
  o    List technology gaps at each Customer Site
  o Purchase (at no additional cost to Customer in excess of the fees set out in Exhibit E) required equipment and install it
  o Provide and implement solutions for technology gaps according to gaps table list described in Exhibit E Appendix C

2.3.4.4    PROJECT ABSTRACT DESCRIPTION

  o    Define Class 1 Customer Site IT Environment infrastructure standards
  o    Define Class 2 Customer Site IT Environment infrastructure standards
  o    Suggest technology solutions
  o    Set up a working plan to deal with technology gaps
  o    Work with Customer to reach agreement on work which needs to be done
  o    Execute resolution

2.3.4.5    DELIVERABLES

  o    Customer Sites will be compatible with Customer's needs


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2.4    SECURITY COMPLIANCE

[**]

2.4.1  SECURITY SERVICES

[**]

2.4.2  SECURITY POLICY

The Customer will provide HP-OMS, within one month after the Commencement Date, an Information Security Policy.

The Customer's Information Security Policy defines information security as the protection of information from loss of confidentiality, integrity and/or availability. The scope of the policy includes all information, which is stored, processed, transmitted or printed, using any system or storage medium. The policy shall apply to all Customer Employees and HP-OMS Personnel.

For the first [**] months of the Transition and Stabilization Phases, HP-OMS will maintain at least the same level of security ("As-Is") as detailed in section 2.4.3 herein. Based on the Customer Information Security Policy, HP-OMS and the Customer will define the security business procedures, which will comply with Customer's security policy within [**] months after the Customer will provide HP-OMS its Security Policy. HP-OMS shall comply with the Customer's Information Security Policy and procedure and shall ensure its enforcement among all relevant HP-OMS Personnel. Customer shall comply with the Customer's Information Security Policy and procedure. Customer will submit HP-OMS its security policy for review and approval. If Customer security policy will include additional Services other then detailed in section 2.4.3 will be on Customer's expense.

2.4.3  SECURITY COMPONENTS

HP-OMS acknowledges that the Customer has in place, immediately prior to the Commencement Date, security standards that allow for or have:


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  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]

For the first [**] months of the Transition and Stabilization phases, HP-OMS will maintain at least the same level of security as detailed above and will implement or suggest security improvements that will be defined no later then [**] months after commencement date.


The time frame for security components versions upgrade (e.g. Fire wall, Antivirus definition files) will be mutually defined per version release. [**].

2.5    SOFTWARE LICENSE COMPLIANCE

HP-OMS will gather and provide to Customer within [**] months from the Commencement Date, information to Customer concerning the number of HP-OMS Software licenses purchased by the Customer worldwide, before the Commencement Date and will compare that number to the number of HP-OMS Software licenses in use, as determined though HP-OMS' inventory system. In order to obtain any missing licenses, for Microsoft software, Customer will pay directly to HP-OMS the applicable amount to cover software relative cost in the baseline payments. The pricing for the customer will be calculated using the Microsoft Enterprise pricing model. For other software license, the Customer, in its discretion, shall choose between purchasing the missing licenses directly, through a third party or through HP-OMS, under the procurement process described in EXHIBIT A
SECTION 7.1(PROCUREMENT SERVICES), subject to SECTION 11 (CHANGE MANAGEMENT) OF THE AGREEMENT.


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2.6    HP-OMS'S APPROACH & Associated Timelines

HP-OMS is committed to the Timetable as described in Appendix B herein. The Timetable shall not be revised or amended without the Customer's prior written consent. Time is "of the essence" with respect to the completion of the Transition and Stabilization Phases at all Customer Sites in accordance with the Agreement not later than [**] months following the Commencement Date. Accordingly, if HP-OMS fails to complete the Transition and Stabilization Phases within such period as a result of factors within the responsibility and control of HP-OMS, Customer will provide HP-OMS with a list of rejections that should be accepted by both parties and HP-OMS will have a Grace Period of [**] months to correct those rejections. [**]
For the avoidance of doubt HP-OMS will provide the Services to the Customer using Service Level measurements [**] months after the Commencement Date.


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3      STABILIZATION PHASE

The fully detailed Timetable for the Stabilization Phase is set out in Appendix B, attached hereto and made a part of this Exhibit by reference.

3.1    OBJECTIVE

The objective of the Stabilization Phase is to implement information systems that will assist HP-OMS to provide the Services.

3.2    SOLUTION INITIATIVES - GLOBAL PROJECTS

The following table summarizes the solution initiatives, which are considered as required to evolve the Customer's IT Environment into one that compares to HP-OMS Best Known Method (BKM) and ITSM guidelines].

TABLE 2: GLOBAL PROJECTS

                              GLOBAL PROJECTS
----------------------------------------------------------------------------
[**]
[**]
[**]
[**]
[**]
[**]
[**]

Therefore, the Parties agree that the implementation of the [**] and the Monitoring and Control System is a condition precedent to meeting minimum requirements to perform services according to the Service Levels. [**]

3.3    DESCRIPTION OF SOLUTION INITIATIVES

All Stabilization initiatives are described in more detail in the following section with respect to:

  o    Purpose and Background
  o    Objectives
  o    Project scope
  o    Project abstract description
  o    Deliverables


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3.3.1  [**] IMPLEMENTATION

3.3.1.1    PURPOSE AND BACKGROUND
[**]

3.3.1.2    OBJECTIVES
  o    [**]

3.3.1.3    PROJECT SCOPE
  o    [**]

3.3.1.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]

3.3.1.5    DELIVERABLES
  o    [**]

3.3.2. MONITORING AND CONTROL SYSTEM IMPLEMENTATION

3.3.2.1    PURPOSE AND BACKGROUND

Using advanced technology infrastructure with advanced management and monitoring abilities is required to operate a 24/7 (manned 24/6) central control center, which will manage all company infrastructure and control support activities worldwide. MCC operation will rely on this technology to provide real time support and monitoring from a central location. MCC will also be responsible for the availability and functionality of the Monitoring and Control System.

3.3.2.2  OBJECTIVES

  o    Provide abilities to manage company infrastructure from central location
  o    Support back-office systems and communication infrastructures
  o    Ensure systems up-time
  o Implement web enabled Monitoring and Control System to be used at all Customer Sites worldwide.
  o    Preventive maintenance for HP-OMS Software and HP-OMS Hardware
  o    Improve performance and availability checks


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3.3.2.3    PROJECT SCOPE

  o    Define Monitoring and Control System (MCS) technology requirements
  o    Define automated checks and related alerts
  o Implement the Monitoring and Control System at all Customers Sites, starting with Israel and then at the rest of the world
  o    Optimize the preventive maintenance actions

3.3.2.4    PROJECT ABSTRACT DESCRIPTION

[**]

3.3.2.5    DELIVERABLES

  o    7/24 monitored IT Environment
  o    [**]
  o    Provide Service reports as defined in EXHIBIT B APPENDIX H
  o    Constant update of solutions knowledge base
  o    Improve resolution of Service Requests

3.3.3  WORLDWIDE NETWORK SOLUTION

Current Customer Wide Area Network (WAN) relays on two types of communication lines: Frame Relay (F/R) and Internet lines. 12 Customer Sites are connected via F/R lines to the Israeli Customer Site office. X sites are connected via point-to-point lines.

3.3.3.1    PURPOSE AND BACKGROUND

Customer is currently (prior to the Commencement Date) using (at most of its Customer Sites) Infonet as the private WAN provider and a local ISP for an Internet connection.
  o    [**]

3.3.3.2  OBJECTIVES
  o    [**]


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3.3.3.3    PROJECT SCOPE
  o    [**]

3.3.3.4    Project Abstract Description

HP-OMS will connect Customers sites to the WAN network according to connection types methods as follows:

  o    [**]

CUSTOMER'S SITES CONNECTION TYPE WILL BE AS FOLLOWS:

[**]                [**]                     [**]
-----              ------                  --------
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]


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[**]                [**]                     [**]
-----              ------                  --------
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]

WAN network Services that will be provided by HP-OMS to the Customer will comply with the Service Levels as detailed in EXHIBIT C APPENDIX A SECTIONS 2.4, 2.5.

3.3.3.5    DELIVERABLES

  o    [**]
  o    Monthly report of compliant with the above performance tables

3.3.4  SOFTWARE DISTRIBUTION SYSTEM IMPLEMENTATION

3.3.4.1    PURPOSE AND BACKGROUND

HP-OMS acknowledges the importance to Customer of achieving ability to support software distribution.
Software Distribution Systems implementation will allow HP-OMS to perform Software distribution and installation, and remote troubleshooting tools.

3.3.4.2    OBJECTIVES

The objective of this project is:

  o    Enable electronic HP-OMS Software and Customer Software distribution
  o    Standardize HP-OMS Software in use


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REASONS FOR USING ELECTRONIC SOFTWARE DISTRIBUTION TOOL:

  o ELECTRONIC SOFTWARE DISTRIBUTION - Eliminates desktop visits and human error by electronically distributing Software to all desktops and servers on the Customer network from a central location.

  o INSTALLATION - Provides an installation tool, which allows repackaging changes and writing scripts to create a package for any Windows-based application. The users will use these scripts to install or update the Software on their computers.

  o UNATTENDED SOFTWARE INSTALLATION - Installs Software without requiring any user interaction and can install Software with administrator rights using Systems Management Server for off-hours distribution or distribution to servers

3.3.4.3    PROJECT SCOPE

  o Implement software distribution system for all types of Customer users (e.g. software development users, administrative users) in supported languages as defined in EXHIBIT B SECTION 5.7 (TICKETING SYSTEM MANAGEMENT)

3.3.4.4    PROJECT ABSTRACT DESCRIPTION

  o Analyze the different types of Software versions and languages, which will be distributed around the world
  o    Design software distribution and management servers' architecture.
  o Define and document working procedures including installation approval procedure
  o    Installation of management servers according to suggested architecture.
  o    Gather information on the status of computers and the installed Software.
  o Build the necessary scripts to enable the users to perform the Software updates remotely.
  o Build the reports and the control procedures in order to have the same Software level in all the computers and to control the Software that is being installed in each computer
  o    Train the support teams and end-users how to use the system
  o    Implementation of the defined solution

3.3.4.5 DELIVERABLES

  o    Software distribution and installation approval working procedures
  o    Operative Software distribution system
  o    Training kit for support teams and Customer end-users
  o    Up to date Software inventory


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3.3.5  [**]

3.3.5.1    Purpose and Background
[**]

3.3.5.2    OBJECTIVES
The  objectives of this project are:
  o    [**]

3.3.5.3    PROJECT SCOPE
  o    [**]

3.3.5.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]

3.3.5.5    DELIVERABLES
  o    [**]

3.3.6  [**]

3.3.6.1    PURPOSE AND BACKGROUND

[**]

3.3.6.2    OBJECTIVES
  o    [**]

3.3.6.3    PROJECT SCOPE
  o    [**]

3.3.6.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]
  o    Train the end-users worldwide about the new system
  o    Implement support knowledge base


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3.6.5.5    DELIVERABLES
[**]


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APPENDIX B - TIMETABLE


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APPENDIX D - PROCEDURES TO BE DEFINED DURING TRANSITION PHASE

TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
Security             Permissions procedure        How to manage permissions to a user account. The procedure will include process description for permission approval for end-user, which level will be given, etc.

Security             Remote Access                Which users are entitled to Secure Remote connection.
                                                  How to use the secure remote connection.

Security             Security Policy              Detailed Customers' Security policy

Security             Firewall management          How to manage the firewalls and their rule base

Security             e-Safe management            How to manage the e-Safe's and their rule base

Security             Antivirus management         How to manage the Antivirus systems on the workstation level, server level and mail systems level.

Security             Virus alert                  What should be done when a virus was fund on the workstation level, server level and mail systems level?

Security             Password reset procedure     Procedure for resetting/ unlocking end-user account

MCC                  Backup and restore           Backup and restore activities locally and by MCC

MCC                  Support workflow             Incident workflow and end-users escalation procedures.

Support              Incident  Management

Support              Remote/traveling users       Supporting procedure for remote/traveling users' support environment

Support              Home users                   Supporting procedure for home users' support environment

Support              Business Application -       Clarify support process and procedures
                     Clarify

Support              Business Application         Support process and procedures for other business applications

Support              New installations  -         Desktop installation procedure for office use
                     Desktops office
                     environment

Support              New installations  -         Desktop installation procedure for development use
                     Desktops development
                     environment

Support              New installations  -         Laptop installation procedure for office use
                     Laptops Office environment

Support              New installations  - Sales   Laptop installation procedure for sales usage
                     Laptops

Support              New installations  - Unix    Unix workstation  installation procedure for development use workstation

Support              Software installation -      Installation procedure for office environment software (e.g. MS-office,
                     Office environment           Visio etc)
                     software


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
TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
Support              Software installation -      Installation procedure for development software (e.g. exceed, visual
                     Development  environment     studio  etc)
                     software

Support              Full Support procedure

Support              Make it work support
                     procedure

Support              Special support procedure

Support

Support              3rd party support            How and when to ask for a 3rd party support
                     procedure

Support              3rd party support            List all 3rd party vendors , suppliers and providers which requires for
                     providers list               the support process and their contact information

Support              Computers/ hardware
                     location change procedure

Support              New end-users
                     installation request
                     procedure

Support              Hardware upgrade
                     procedure

Support              Software Support             Support procedure of HP-OMS Software and Customer Software

Support              Management escalation        Process and procedure for operating necessary project key personnel procedure

RSC                  RSC Class1 working           RSC duties and responsibilities in Class 1 sites
                     procedure

RSC                  RSC Class2 working           RSC duties and responsibilities in Class 2 sites
                     procedure

RSC                  RSC escalation
                     procedure

MCC                  MCC escalation
                     procedure

MCC                  Environment                  What is the current monitoring system setting and what is being monitor monitoring procedure

MCC                  Monitoring system            Process required for changing the monitoring and control; system
                     changing  procedure          settings

MCC                  Ticketing System             What is the current ticketing system setting and what is the current
                     procedure                    workflow

MCC                  Ticketing system  changing   Process required for changing the monitoring and control; system
                     procedure                    settings


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
TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------


MCC                  Proactive maintenance        When and how to perform proactive maintenance
                     procedure

MCC                  Server installation          How to install a new server
                     procedure

MCC                  Crisis management

MCC                  Reporting procedure          SLA management and reporting procedure

MCC                  Shift transfer               Internal MCC procedure on what should be done during MCC shifts transfer.

MCC                  Environmental changes        Who is allowed to make changes in the different infrastructure environments, when and who should authorize it.

MCC                  Remote/traveling users       Remote/traveling users' support environment

MCC                  Service Request Escalation
                     Process

MCC                  Software Distribution

MCC                  HP-OMS Software Standard

MCC                  Assets management

MCC                  Site operation               How to operate Customer Sites IT infrastructure

MCC                  Printer installation         How to install printer, when and printers maintenance activities

MCC                  Site folder change           How and who can approve changes to the sites folder
                     procedure

MCC                  WAN support procedure        WAN current configuration and support procedure

MCC                  WAN escalation procedure

Procurement          Hardware and software        How to order new hardware or software, who can order, who needs to
                     order procedure              approve, where should the order made etc

Procurement          Orders tracking procedure    How and when to track hardware and software orders

Procurement

General              Change Management            Change management process and procedure
                     Procedure

General

General              License management           Software license management procedure
                     procedure

General              Contracts management         3rd party contracts management



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
TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
General              New HP-OMS support person    Process and procedure for training new HP-OMS support peerson

General              Adding/removing sites        Process and procedure for adding or removing customer's site

End user             Service Request Reporting    How to report a Service Request to the Ticketing Systems and what to do when the System is not accessible


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APPENDIX E - LIST OF THIRD PARTIES OUTSOURCERS

Israeli Office - Integrity
Israeli Office - Publicom
Italian Office - Luigi Maspero


                                       35